EXHIBIT 99

O2Micro Reports First Quarter Sales and Earnings

SANTA CLARA, Calif. & GEORGE TOWN, Grand Cayman—(BUSINESS WIRE)—April 30, 2003—O2Micro® International Limited (Nasdaq:OIIM), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported its financial results today for the first quarter ended March 31, 2003.

Net sales for the first quarter were $19.3 million for O2Micro. First quarter revenue of $19.3 million was an increase of 5% over the preceding quarter, and 20% over the comparable quarter of the prior year. Earnings per share for the first quarter, fully diluted, were 4 cents per share, compared to 6 cents per share in the preceding quarter, and 8 cents in the comparable quarter of the prior year.

Net income for the first quarter of $1,687,000 was a decrease of 21% from the preceding quarter, and 44% less than the net income for the comparable quarter of the prior year. The decrease in net income was largely due to interim legal expenses related to O2Micro’s intellectual property protection plan. First quarter R&D expenditures were $4,912,000, a decrease of 2% over the preceding quarter, and an increase of 7% over the comparable quarter of the prior year.

“In Q1 we continued to grow revenue and market share in key product areas,” said Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its first quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT. You may participate by dialing 800/915-4836 or 973/317-5319 (for International participants). A replay of the call will be available by phone until May 7th by dialing 800/428-6051 or 973/709-2089 (for International participants), passcode #287985. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ®, SmartCardBus® for secure on line e-commerce, Intelligent Lighting and Battery Management IC’s.

O2Micro International maintains an extensive portfolio of intellectual property with 1079 patent claims granted, and over 4000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company’s initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31,
	2003	2002
NET SALES	$19,341	$16,103
COST OF SALES	8,384	5,745

GROSS PROFIT	10,957	10,358

OPERATING EXPENSES
Research and development (exclusive of amortization of deferred stock compensation of $0 and $14 for the three months ended March 31, 2003 and 2002, respectively)	4,912	4,572
Selling, general and administrative (exclusive of amortization of deferred stock compensation of $0 and $6 for the three months ended March 31, 2003 and 2002, respectively)	4,319	2,664
Stock-based compensation	—	20

Total Operating Expenses	9,231	7,256

INCOME FROM OPERATIONS	1,726	3,102

NON-OPERATING INCOME (EXPENSES)
Interest income	279	654
Impairment loss on investment in shares of stocks	(11)	(100)
Interest expenses	(1)	(1)
Other—net	(36)	(139)

Total Non-operating Income—Net	231	414

INCOME BEFORE INCOME TAX	1,957	3,516
INCOME TAX EXPENSES	270	487

NET INCOME	1,687	3,029

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	(256)	(18)
Unrealized gain (loss) on available-for-sale securities	84	(177)

Total Other Comprehensive Loss	(172)	(195)

COMPREHENSIVE INCOME	$1,515	$2,834

EARNINGS PER SHARE:
Basic	$0.04	$0.08

Diluted	$0.04	$0.08

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,091	38,289

Diluted (in thousands)	38,828	40,354

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2003	December 31, 2002
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$72,848	$69,334
Restricted cash	1,882	2,019
Short-term investments	35,996	42,675
Accounts receivable—net	9,859	7,595
Inventories	8,208	6,967
Prepaid expenses and other current assets	3,161	2,891

Total Current Assets	131,954	131,481

INVESTMENT IN SHARES OF STOCKS	7,724	5,985

FIXED ASSETS—NET	5,668	5,611

CONVERTIBLE LOANS TO 360° WEB LTD.	—	1,750

RESTRICTED ASSETS	2,373	—

OTHER ASSETS	1,479	1,009

TOTAL ASSETS	$149,198	$145,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$5,816	$5,202
Income taxes payable	2,142	1,957
Current portion of obligations under capital lease	5	7
Accrued expenses and other current liabilities	5,171	3,522

Total Current Liabilities	13,134	10,688

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	—	—

Total Liabilities	13,134	10,688

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Preference shares at $0.001 par value per share
Authorized—5,000,000 shares	—	—
Ordinary shares at $0.001 par value per share
Authorized—95,000,000 shares
Issued—38,875,888 and 38,857,094 shares as of March 31, 2003 and December 31, 2002, respectively	39	39
Treasury stock—798,200 and 720,700 shares as of March 31, 2003 and December 31, 2002	(7,470)	(6,823)
Additional paid-in capital	133,063	133,016
Accumulated other comprehensive income (loss)	(863)	(692)
Retained earnings	11,295	9,608

Total Shareholders’ Equity	136,064	135,148

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$149,198	$145,836

Contact:

O2Micro

Gil Goodrich, 408/987-5920 ext. 8013

gil.goodrich@o2micro.com

Source: O2Micro(R) International Limited